Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio data)
The table below sets forth the calculation of Ratios of Earnings to Fixed Charges for the periods indicated.

	TEP (1)						TEP Pre-Predecessor
	Three Months Ended March 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Period from November 12, 2012 to December 31, 2012		Period from January 1, 2012 to November 12, 2012	Year Ended December 31, 2011
Earnings from continuing operations before fixed charges:
Pre-tax income from continuing operations before earnings from unconsolidated affiliates	$45,111	$184,814	$58,612	$7,624	$(2,618)		$51,775	$77,803
Fixed charges	10,073	25,437	11,626	13,360	3,450		69	83
Amortization of capitalized interest	15	66	35	—	—		—	—
Distributed earnings from unconsolidated affiliates	—	—	717	—	—		—	—
less: Capitalized interest	(58)	(811)	(1,025)	(242)	—		—	—
Earnings from continuing operations before fixed charges	$55,141	$209,506	$69,965	$20,742	$832		$51,844	$77,886
Fixed charges:
Interest expense, net of capitalized interest	6,824	14,226	7,648	11,264	3,040		—	—
Capitalized interest	58	811	1,025	242	—		—	—
Estimate of interest within rental expense (33.3%)	2,505	8,615	1,574	109	14		69	83
Amortization of debt costs	686	1,785	1,379	1,745	396		—	—
Total fixed charges	$10,073	$25,437	$11,626	$13,360	$3,450		$69	$83
Ratio of earnings to fixed charges (2)	5.47	8.24	6.02	1.55	—	(3)	751.36	938.39

(1)
TEP closed the acquisition of Trailblazer on April 1, 2014 and the acquisition of a controlling 33.3% membership interest in Pony Express effective September 1, 2014. As the acquisitions of Trailblazer and the initial 33.3% of Pony Express were considered transactions between entities under common control, and changes in reporting entity, financial information presented subsequent to November 13, 2012 and prior to the respective acquisition dates has been recast to include Trailblazer and the initial 33.3% of Pony Express. TEP closed the acquisitions of an additional 33.3% and 31.3% membership interests in Pony Express effective March 1, 2015 and January 1, 2016, respectively, which represent transactions between entities under common control and acquisitions of noncontrolling interests. As a result, financial information for periods prior to March 1, 2015 and January 1, 2016 has not been recast to reflect the additional 33.3% and 31.3% membership interests.

(2)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pretax income or loss from continuing operations before earnings from unconsolidated affiliates, plus fixed charges, plus distributed earnings from unconsolidated affiliates, less capitalized interest. Fixed charges consist of interest expensed, capitalized interest, amortization of deferred loan costs, and an estimate of the interest within rental expense.

(3)
As a result of the net loss for the period from November 12, 2012 to December 31, 2012, the ratio of earnings to fixed charges was less than 1:1. TEP would have needed to generate additional earnings of $2.6 million to achieve an earnings to fixed charges ratio of 1:1 for the period from November 12, 2012 to December 31, 2012.

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